CHARLOTTE'S CLOSET, LLC

THE UNITS REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

TABLE OF CONTENTS

Page

ARTICLE I ORGANIZATION 1

    Section 1.01   Company Name 1
    Section 1.02   Term 1
    Section 1.03   Purpose 1
    Section 1.04   Registered Agent; Registered Office 1
    Section 1.05   Principal Office 1
    Section 1.06   Restrictive Covenants 1
    Section 1.07   No Partnership or Joint Venture 3
    Section 1.08   Ownership of Property 3
    Section 1.09   Existence and Good Standing; Foreign Qualification 3
    Section 1.10   Expenses 4
    Section 1.11   Fiscal Year 4

ARTICLE II CAPITALIZATION 4

    Section 2.01   Capitalization; Identification 4
    Section 2.02   Voting Rights 4
    Section 2.03   Class C Units; Rights and Limitations 4
    Section 2.04   Redemption upon Termination of Services 6
    Section 2.05   Preemptive Rights 7
    Section 2.06   No Certificated Units 8

ARTICLE III CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS; ALLOCATIONS;
            DISTRIBUTIONS 8

    Section 3.01   Capital Contributions 8
    Section 3.02   Capital Accounts 8
    Section 3.03   General Allocations 9
    Section 3.04   Special Allocations 9
    Section 3.05   Tax Allocations 11
    Section 3.06   Loans to the Company 11
    Section 3.07   Distributions 11

ARTICLE IV MANAGEMENT AND OPERATION OF THE COMPANY 13

    Section 4.01   Board of Managers 13
    Section 4.02   Rights of Board of Managers 13
    Section 4.03   Duties of Class A Members 14
    Section 4.04   Officers. 15

ARTICLE V COVENANTS 16

    Section 5.01   Non-Disparagement 16

Section 5.02   Confidential Information; Company Property 16
Section 5.03   Legally Required Disclosure 16

ARTICLE VI MEMBERS..16

Section 6.01   Members...16
Section 6.02   Limited Liability of Members 17
Section 6.03   Exculpation and Indemnification 17

ARTICLE VII TRANSFERS OF UNITS; WITHDRAWAL 18

Section 7.01   General Restrictions 18
Section 7.02   Permitted Transfers 19
Section 7.03   Treatment of Capital Accounts..19
Section 7.04   Withdrawal 20
Section 7.05   Economic Transfer 20
Section 7.06   Divestment of Former Member's Units 20

ARTICLE VIII RIGHT OF FIRST Offer AND PARTICIPATION RIGHTS.............20

Section 8.01   Rights of First Offer With Respect to New Issuances and Transfers by
               the Class A Members and Class B-2 Members..20

ARTICLE IX BOOKS AND RECORDS...21

Section 9.01   Books and Records..21
Section 9.02   Tax Information..22
Section 9.03   Tax Matters Partner 22
Section 9.04   Tax Elections..22
Section 9.05   Company Operations and Budget..22

ARTICLE X DISSOLUTION AND LIQUIDATION 22

Section 10.01   Termination 22
Section 10.02   Death of a Member..23
Section 10.03   Notice of Dissolution..23
Section 10.04   Winding-up of Affairs...23
Section 10.05   Liquidation Distributions 23
Section 10.06   Capital Events..24

ARTICLE XI MISCELLANEOUS 24

Section 11.01   Notices..24
Section 11.02   No Third-Party Beneficiaries 26
Section 11.03   Successors and Assigns..26
Section 11.04   Amendment; Waiver 26
Section 11.05   References to this Agreement; Headings; Scope 26
Section 11.06   Construction 26

Section 11.07 Severability..27
Section 11.08 Entire Agreement 27
Section 11.09 Further Action 27
Section 11.10 Counterparts 27
Section 11.11 No Implied Waiver...27
Section 11.12 Governing Law..27
Section 11.13 Selection of Forum 27

ARTICLE XII DEFINITIONS AND TERMS 28

Section 12.01 Certain Definitions 28

Schedules

Schedule I   List of Members and Percentage Interests

OPERATING AGREEMENT
OF
Charlotte's Closet, LLC

February, 22, 2016

This OPERATING AGREEMENT (this "Agreement") of Charlotte's Closet, LLC (the "Company"), is made effective as of February 22, 2016 (the "Effective Date") and is entered into by and among Charlotte's Closet Holdings, Inc. ("Parent") and such other Persons that are admitted to the Company as Members after the Effective Date in accordance herewith. Capitalized terms used in this Agreement without definition shall have the meanings set forth in Section 12.01.

WHEREAS, the Company was formed on the Effective Date as a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, Chapter 18 of Title 6 of the Delaware Code (as amended from time to time, the "Delaware Act");

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

ORGANIZATION

Section 1.01   Company Name.   The name of the Company is Charlotte's Closet, LLC.

Section 1.02   Term.   The term of the Company shall continue until the dissolution of the Company in accordance with ARTICLE X.

Section 1.03   Purpose.   The purpose of the Company is to engage in the business of renting womens' and girls' clothes and to conduct such other activities as may be necessary or incidental to the foregoing purpose or that may otherwise be permissible under the Delaware Act.

Section 1.04   Registered Agent; Registered Office.   The address of the registered office of the Company in Delaware is 2711 Centerville Road, Suite 400, Wilmington, DE 19808. The Company's registered agent for service of process at that address is Corporation Service Company. The registered agent and registered office of the Company may from time to time be changed by the Board of Managers.

Section 1.05   Principal Office.   The Company's principal office shall be at such location as the Board of Managers may determine from time to time. The Company may maintain such other office or offices at such location or locations within or without the State of Delaware in the United States as the Board of Managers may determine from time to time.

Section 1.06   Restrictive Covenants.

(a)   All Class C Members, for so long as they are employees of the Company and its subsidiaries or Members and thereafter for the duration of the Non-Compete Period, whether they resign voluntarily or are terminated by the Company involuntarily:

(i)   will not, without the prior written consent of the Company, whether paid or not: (A) serve as a partner, principal, employee, consultant, officer, director, manager, agent, representative, advisor, promoter, investor, or otherwise for, (B) directly or indirectly, own, purchase, organize or take preparatory steps for the organization of, or (C) build, design, finance, acquire, lease, operate, manage, control, invest in, work or consult for or otherwise join, participate in, or affiliate themselves with, any business whose business products or operations are competitive with the Company's current business, namely the business of renting womens' and girls' clothes, or any future business that the Company decides to pursue during such Member's employment with the Company. The foregoing covenant shall cover their activities in every part of the Territory. Should they obtain other employment during their employment with the Company or within the Non-Compete Period, they agree to provide written notification to the Company as to the name and address of their new employer, the position that they expect to hold, and a general description of their duties and responsibilities, at least three (3) business days prior to starting such employment. For the purposes of this Section 1.06(a)(i), "Territory" shall mean (1) all counties in the State of New York and (2) all other states of the United States of America and (3) any other countries from which, in the case of this clause (3), the Company derived material revenue or conducted business at any time during the two-year period prior to the date of the termination of a such Member's relationship with the Company.

(ii)   will not contact, or cause to be contacted, directly or indirectly, or engage in any form of oral, verbal, written, recorded, transcribed, or electronic communication with any Customer for the purposes of conducting business that is competitive with the Company's business, namely the business renting womens' and girls' clothes or any future business that the Company decides to pursue during such Member's employment with the Company, for the purpose of disadvantaging the Company's business in any way. The Class B-2 Members and Class C Members further agree that the identity of the Customers is not readily ascertainable or discoverable through public sources, and that the Company's list of Customers was cultivated with great effort and secured through the expenditure of considerable time and money by the Company. For the purposes of this Section 1.06(a)(ii), "Customer" shall mean all persons or entities that have used or inquired of the Company's services at any time during the two-year period preceding the termination of such Member's relationship with the Company.

(iii)   will not directly or indirectly hire, solicit, or recruit, or attempt to hire, solicit, or recruit, any employee of the Company to leave their employment with the Company, nor will they contact any employee of the Company, or cause an employee of the Company to be contacted, for the purpose of leaving employment with the Company.

(iv)   will not solicit, encourage, or induce, or cause to be solicited, encouraged or induced, directly or indirectly, any franchisee, joint venture, supplier, vendor or contractor who conducted business with the Company at the termination of such Member's relationship with the Company, to terminate or adversely modify any business relationship with the Company or not to proceed with, or enter into, any business relationship with the Company, nor shall they otherwise interfere with any business relationship between the Company and any such franchisee, joint venture, supplier, vendor or contractor.

(b)   The applicability of the restrictions set forth in this <u>Section 1.06</u> on a Class C Member who has resigned voluntarily or been terminated by the Company involuntarily (other than a termination for Cause) may be altered pursuant to the terms of any manually signed written agreement between the Company and such Class C Member.

(c)   Each Class A Member may engage in activities that are competitive with the business of the Company, without having or incurring any obligation to offer any interest in such activities to the Company or any Member, and neither this Agreement nor any activity undertaken pursuant hereto or pursuant to any agreement contemplated hereby shall prevent any Class A Member from engaging in such activities, or require any such Member to permit the Company or any Member to participate in any such activities, provided, however, that for so long as a Class A Member is a Member, such Class A Member agrees not to purchase greater than 5% of the equity in a privately held company that during the 12 calendar months prior to the date of acquisition derived a majority of its revenue from the business of renting women's and girls' clothes in the United States. As a material part of the consideration for the execution of this Agreement by each such Member, each Member hereby waives, relinquishes and renounces any right or claim of participation.

Section 1.07   <u>No Partnership or Joint Venture</u>. The Members intend that the Company not be a partnership or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than for federal, state and local tax purposes, and this Agreement shall not be construed to suggest otherwise. Each Member expressly acknowledges and agrees that, except to the extent otherwise specifically provided in any agreement (including any employment, consulting or related agreement) with any Member or its Affiliates, no Member shall have any obligation to offer or provide to the Company the opportunity to invest or otherwise participate in any entity, investment or other activity with which such Member is involved, *provided*, however, that Class B-2 Members and Class C Members must offer or provide to the Company the opportunity to invest or otherwise participate in any entity, investment or other activity with which such Member is involved that relates to the business of the Company.

Section 1.08   <u>Ownership of Property</u>. Legal title to all property conveyed to or held by the Company or its Subsidiaries shall reside in the Company or its Subsidiaries, as applicable, and shall be conveyed only in the name of the Company or its Subsidiaries, as applicable, and no Member or any other Person, individually, shall have any ownership of such property. Each of the Members irrevocably waives any right that it may have to maintain any action for partition with respect to any assets of the Company.

Section 1.09   <u>Existence and Good Standing; Foreign Qualification</u>. The Company may, through its Board of Managers, take all action which may be necessary or appropriate (a) for the continuation of the Company's valid existence as a limited liability company under the Laws of the State of Delaware (and of each other jurisdiction in which such existence is necessary to enable the Company to conduct the business of the Company) and (b) for the maintenance, preservation and operation of the business of the Company in accordance with the provisions of this Agreement and applicable Law. The Company may, through its Board of Managers, file or cause to be filed for recordation in the office of the appropriate authorities of the State of Delaware, and in the proper office or offices in each other jurisdiction in which the Company is formed or qualified, such certificates (including certificates of limited liability companies and fictitious name certificates) and other documents as are required by the applicable Laws of any such jurisdiction. The Company may, through its Board of Managers, comply, to the extent procedures are available and those matters are reasonably within the control of any officers or agents, with all requirements necessary to qualify the Company as a foreign limited liability company in any jurisdiction other than the State of Delaware.

Section 1.10 Expenses. The Company shall pay all costs and expenses arising from the organization and operations of the Company. The Company shall reimburse the Board of Managers and their Affiliates and other officers or agents of the Company for expenses incurred by them on behalf of or allocated by them to the Company and its Subsidiaries.

Section 1.11 Fiscal Year. The fiscal year of the Company shall end on December 31 of each year (each, a "Fiscal Year").

ARTICLE II

CAPITALIZATION

Section 2.01 Capitalization; Identification.

(a) As of the Effective Time, the Company shall have four classes of membership interests, Class A Units (the "Class A Units"), Class B-1 Units (the "Class B-1 Units"), Class B-2 Units (the "Class B-2 Units") and the Class C Units (the "Class C Units") each of which shall have the rights, preferences and privileges as are described herein.

(b) The holders of Class A Units are referred to herein as the "Class A Members." The holders of Class B-1 Units are referred to herein as the "Class B-1 Members." The holders of Class B-2 Units are referred to herein as the "Class B-2 Members" and, together with the Class B-1 Members, the "Class B Members." The holders of Class C Units are referred to herein as the "Class C Members."

(c) As of the Effective Time, the number of authorized and outstanding Units of each class is set forth in Schedule I.

Section 2.02 Voting Rights. Each Class A Unit and each Class B-2 Unit shall carry one vote per Unit. Class B-1 Units and Class C Units shall not be entitled to vote. Except as otherwise required by applicable Law or as otherwise provided in this Agreement, all Members shall vote together as a single class. No Member shall have any right to approve or vote on any matter, except as expressly required by applicable Law or as expressly provided for in this Agreement.

Section 2.03 Class C Units; Rights and Limitations.

(a)   The Board of Managers may cause the Company to issue Class C Units only to service providers, employees or consultants of the Company. Class C Units shall be "profits interests" within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343 and IRS Revenue Procedure 2001-43, 2001-2 C.B. 191 (August 3, 2001), unless such guidance is superseded by IRS Notice 2005-43, 2005-24 I.R.B. 1221 (May 20, 2005), in which case, as set forth in Proposed Treasuring Regulations Section 1.8303(1), Notice 2005-43 and any similar or related guidance. All Class C Units received are received in exchange for the provision of services by such service provider, employee or consultant to or for the benefit of the Company in a Member capacity or in anticipation of becoming a Member. Recipients of such Class C Units shall not receive any credit to their Capital Account on the date the Class C Units are issued except to the extent that the holder pays money or other property for such Class C Units. At the time of issuance of any Class C Units, the Board of Managers shall cause <u>Schedule I</u> hereto to be updated to reflect the number of new Class C Units issued.

(b)   <u>Profits Interest Hurdle</u>. Upon the issuance of any Class C Units, the Board of Managers shall determine (A) with respect to the Class C Unit issued, the aggregate amount that all Members would receive if, immediately prior to the issuance of such Class C Unit, the Company was liquidated at the fair market value of the assets of the Company and the proceeds thereof were distributed pursuant to ARTICLE X, and (B) with respect to each subsequent Class C Unit, as of any date of determination, the aggregate amount that all Members (including, for the avoidance of doubt, any previously issued Class C Units) would receive if, immediately prior to the issuance of each such subsequent Class C Unit, the Company was liquidated at the fair market value of the assets of the Company and the proceeds thereof were distributed pursuant to ARTICLE X (the results of such determination, in each case, hereinafter being referred to as the "Profits Interest Hurdle").

(c)   Each Class C Member's Class C Units will be subject to vesting and divestiture requirements as set forth below:

(i)   If the Board of Managers grants Class C Units to any service provider, employee or consultant at any future date, 75, 50%, 25% and 0% of such Class C Units shall remain subject to divestiture without redemption, respectively, if such Person remains in such capacity with the Company on the first, second, third and fourth anniversaries of the date such Class C Units were granted to such employee or consultant.

(ii)   For the avoidance of doubt, 100% of Class C Units granted to any employee or consultant shall remain subject to divestiture without redemption if such Person has been in such capacity with the Company for less than one (1) year.

(d)   <u>Unvested Profits Interests</u>.

(i)   Tax Treatment. Any Member who receives an unvested Class C Units may make a timely and effective election under Code Section 83(b) with respect to such Class C Units. In any event, in order to effectuate, in essence, a "deemed" Section 83(b) election in accordance with IRS Revenue Procedure 2001-43, except as otherwise determined by the Board of Managers, (1) both the Company and the Class C Member will treat such Class C Unit as outstanding and the Class C Unit as a partner for tax purposes with respect to such Class C

Unit, (2) the Class C Member shall take into account such Member's distributive share of the Company's income, gain, loss, deduction and credit associated with the Member's Class C Unit in computing such Member's income tax liability for the entire period during which the Member has the Class C Unit, (3) all tax returns and reports are filed consistently with the foregoing, and (4) neither the Company nor any of its Members deduct any amount (wages, compensation or otherwise) for the fair market value of such Class C Unit for federal income tax purposes.

(ii)   Safe Harbor Election for Unvested Profits Interests. In recognition of the IRS's issuance of Notice 2005-43 and proposed regulations regarding the tax treatment of unvested profits interests, to the extent provided for in Treasury Regulations, revenue rulings, revenue procedures and/or other IRS guidance issued after the date hereof, the Company is hereby authorized to, and at the direction of the Board of Managers shall, elect a safe harbor under which the fair market value of any Class C Unit issued after the effective date of such Treasury Regulations (or other guidance) will be treated as equal to the liquidation value of such Class C Unit (i.e. a value equal to the total amount that would be distributed with respect to such Class C Unit if the Company sold all of its assets for their fair market value immediately after the issuance of such Class C Unit, satisfied its liabilities (excluding any non-recourse liabilities to the extent the balance of such liabilities exceeds the fair market value of the assets that secure them) and distributed the net proceeds to the Members under the terms of this Agreement). In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to transfers of such Class C Unit while the safe harbor election remains effective.

(iii)   Forfeiture Allocations. Notwithstanding the foregoing, upon a forfeiture of any unvested Class C Unit by any Member, gross items of income, gain, loss or deduction shall be allocated to such Member if and to the extent required by final Treasury Regulations promulgated after the date hereof to ensure that allocations made with respect to all unvested Class C Unit are recognized under Code Section 704(b).

Section 2.04   Redemption upon Termination of Services.

(a)   If a Class C Member ceases to be an employee or consultant of the Company and its Affiliates, all portions of that issuance of Class C Units which then remain subject to divestiture under Section 2.03(c) shall be divested, except as otherwise provided in this Agreement. As such, any Capital Account associated with the divested Units shall be removed from such Class C Member's Capital Account pursuant to this Agreement.

(b)   All of the Class C Member's Class C Units which shall not have been divested pursuant to Section 2.03(c) above shall be redeemed by the Company at the end of the calendar quarter (the "Redemption Date") in which the Class C Member ceases to be an employee or consultant of the Company and its Affiliates at the following redemption price (the "Redemption Price"):

(i)   60% of such Class C Member's Capital Account, if the Class C Member employment or consulting arrangement was terminated for Cause,

6

(ii)   80% of such Class C Member's Capital Account, if the Class C Member terminates his employment or consulting arrangement with the Company or such Affiliate, and

(iii)   100% of such Class C Member's Capital Account, if the Class C Member's employment or consulting arrangement was terminated by the Company or such Affiliate without Cause, and

(iv)   100% of such Class C Member's Capital Account, if the Class C Member died, became Incapacitated, or retired from his employment or consulting arrangement with the Company at or after reaching age 65.

(c)   Payment of the Redemption Price will be made: (i) one-third as soon as practicable after the Redemption Date, (ii) one-third on the first anniversary of the Redemption Date, and (iii) one-third on the second anniversary of the Redemption Date; in each case plus interest on such amount at the Interest Rate from the Redemption Date to the date of the applicable payment. However, if the Class C Member ceases to be an employee or consultant with the Company and its Affiliates because the Class C Member dies, or becomes Incapacitated or retires from his employment or consulting arrangement at or after becoming age 65, payment will be made in a lump sum within six months after such event. Payments under this Section are subject to clause (d) below.

(d)   Each Class C Member whose ceases to be an employee or consultant of the Company and its Affiliates, regardless of the reason (except in the event of death or Incapacity) as a condition to and in consideration for the receipt of Class C Units hereunder, shall be deemed to have agreed for the period during which the Class C Member is entitled to payments for such Class C Member's Class C Units hereunder:

(i)   To comply with the provisions of Section 1.06, Section 5.01 and Section 5.02,

(ii)   To perform consulting services for the Company for not more than two hours a month, during reasonable business hours as requested by the Company (such services to be compensated at the hourly rate equal to the hourly rate implied by 125% of such Class C Member's most recent annual base salary), and

(iii)   If a Class C Member materially breaches clauses (a), (b), or (c) above, such Class C Member shall be entitled to no further payments from the Company for such Class C Member's Class C Units. This sentence does not limit the amount to which the Company is entitled or the availability of equitable remedy in the event of any such breach.

Section 2.05   Preemptive Rights.

(a)   If the Board of Managers proposes to issue any additional Equity Interests in the Company ("New Equity Interests"), other than issuances of Class C Units to employees or consultants of the Company or any of its Affiliates, to any Person (such transaction, a "New Equity Issuance"), then each Class A Member and Class B-2 Member shall have the preemptive rights set forth in this Section 2.05.

(b)   At least fifteen (15) Business Days prior to consummation of any New Equity Issuance, the Board of Managers shall deliver a written notice (a "New Equity Issuance Notice") thereof to each Class A Member and Class B-2 Member, setting forth all of the material terms and conditions on which the Company proposes to issue the New Equity Interests. In the event that there are any material changes in the terms of the New Equity Issuance as reflected in the New Equity Issuance Notice, then at least five (5) Business Days prior to consummation of the New Equity Issuance the Board of Managers shall deliver an updated New Equity Issuance Notice to such Members, setting forth all of the material terms and conditions on which the Company proposes to issue the New Equity Interests.

(c)   Each such Member shall have at least ten (10) Business Days from the date of receipt of a New Equity Issuance Notice to agree, by written notice to the Company, to purchase, in such Member's sole discretion, such Member's pro-rata portion of the New Equity Interests. In the event that an updated New Equity Issuance Notice is given, each such Member shall have at least three (3) Business Days from the date of receipt of such updated New Equity Issuance Notice to rescind or revise, by written notice to the Company, any prior election with respect to such New Equity Issuance.

(d)   If after delivering a New Equity Issuance Notice the Company does not consummate the New Equity Issuance within ten (10) Business Days following the end of the ten (10) Business Day-period described in Section 2.05(c), any prior election with respect to such New Equity Issuance shall be deemed rescinded and the Board of Managers shall not be permitted to consummate such New Equity Issuance without first complying again with the provisions of this Section 2.05.

Section 2.06   No Certificated Units.   Units shall not be certificated unless otherwise determined by the Board of Managers.

ARTICLE III

CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS; ALLOCATIONS; DISTRIBUTIONS

Section 3.01   Capital Contributions. The initial Capital Contribution of each Member to the Company is set forth in the books and records of the Company. No Member shall be required or permitted to make any additional Capital Contributions to the Company without the prior written consent of such Member and the Board of Managers.

Section 3.02   Capital Accounts.

(a)   The Company shall maintain a separate capital account (a "Capital Account") for each Member in accordance with the principles of Section 704(b) of the Code.

(b)   The Capital Accounts of each Member shall be (i) credited with such Member's Capital Contributions, any Profits of the Company allocated to such Member's Capital Account pursuant to Section 3.03 and any items of income or gain of the Company specially allocated to such Member pursuant to Section 3.04 and (ii) shall be debited with any Losses of the Company allocated to such Member's Capital Account pursuant to Section 3.03, any items of loss or deduction of the Company specially allocated to such Member pursuant to

Section 3.04 and the amount of any distributions made to such Member pursuant to Section 3.07. Any references in any section of this Agreement to the Capital Account of a Member shall be deemed to refer to such Capital Account as the same may be credited or debited from time to time as set forth above.

(c)   Subject to Section 7.03, if any Units are Transferred the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to such Transferred Units.

(d)   Unless otherwise provided in this Agreement, no Member shall have the right or power to withdraw all, or any portion, of such Member's Capital Account or demand the return of its Capital Contributions. No Member shall be required to pay to the Company or any other Person the amount of any negative balance which may exist from time to time in such Member's Capital Account, including at the time of liquidation of the Company. No Member shall receive any interest or other payment with respect to its Capital Contributions or its Capital Account or for services rendered on behalf of the Company or otherwise in its capacity as a Member, except as set forth in an agreement between the Member and the Company.

Section 3.03   General Allocations.

(a)   Operating Profits and Losses. Subject to the special allocations set forth in Section 3.04, Section 10.05(g) and Section 10.06(c), the Capital Accounts of each Member shall be allocated Profits and Losses (other than Profits and Losses attributable to a Capital Event) in accordance with such Member's Percentage Interest as of the close of business on the last Business Day of each Fiscal Year (or other period).

(b)   Capital Event Profits and Losses. Subject to the special allocations set forth in Section 3.04, Section 10.05(g) and Section 10.06(c), Profits and Losses attributable to a Capital Event and, if necessary, items thereof, for each taxable year (or other relevant period) shall be allocated among the Members so as to produce, as nearly as possible, an Adjusted Capital Account balance for each Member as of the end of such Company taxable year (determined without regard to reductions for distributions made to the Member during the taxable year (or other relevant period) and determined after the allocations provided in Section 3.03(a)) equal to the sum of (1) the cash and fair market value of property actually distributed to the Member within such taxable year (or other relevant period) plus (2) the hypothetical cash that would be distributed to such Member pursuant Section 10.06(c) if (x) the Company's assets were sold as of the end of such Company taxable year for an amount equal to the sum of (i) the Carrying Value of the assets at the end of such year or applicable period (determined after taking into account all distributions made by the Company and Capital Contributions made to the Company during the Company taxable year or applicable period), plus (ii) the "partnership minimum gain" and "partner nonrecourse debt minimum gain" as defined in Regulations Section 1.704-2, to which the asset is subject at the end of such year or applicable period, (y) the Company paid all its remaining liabilities, and (z) any remaining hypothetical cash from such deemed sale were immediately distributed to the Members under Section 10.06.

Section 3.04   Special Allocations.

(a)   Section 704(b) Allocation Limitations. Notwithstanding Section 3.03, special allocations of income and gain or specific items of income or gain shall be specially allocated for any Fiscal Year (or other period) as follows:

(i)   Minimum Gain Chargeback. If there is a net decrease in Member Minimum Gain or Nonrecourse Debt Minimum Gain (determined in accordance with the principles of Treasury Regulations Sections 1.704-2(d) and 1.704-2(i)) during any Company taxable year, the Members shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to their respective shares of such net decrease during such year, determined pursuant to Treasury Regulations Sections 1.704-2(g) and 1.704-2(i)(5). The items to be so allocated shall be determined in accordance with United States Treasury Regulations Section 1.704-2(f). This Section 3.04(a)(i) is intended to comply with the minimum gain chargeback requirements in such Treasury Regulations Sections and shall be interpreted consistently therewith, including that no chargeback shall be required to the extent of the exceptions provided in Treasury Regulations Sections 1.704-2(f) and 1.704-2(i)(4). Items of loss and deduction that create Member Minimum Gain shall be allocated to the Member who bears the economic risk of loss with respect to the related indebtedness in accordance with Treasury Regulation Section 1.704-2(i). Items of loss and deduction that create Nonrecourse Debt Minimum Gain shall be allocated among the Members in accordance with Section 3.03(a).

(ii)   Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Member income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit balance in his Capital Account created by such adjustments, allocations or distributions as promptly as possible.

(iii)   Gross Income Allocation. If any Member has a negative Capital Account at the end of any Fiscal Year which is in excess of the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as promptly as possible; provided that an allocation pursuant to this Section 3.04(a)(iii) shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such amount each Member is deemed obligated to restore after all other allocations provided for in this ARTICLE III have been tentatively made as if Section 3.04(a)(ii) and this Section 3.04(a)(iii) were not in this Agreement.

(iv)   Stop Loss. No items of loss or deduction may be allocated to any Member to the extent the allocation would increase or cause such Member to have a negative Capital Account at the end of any Fiscal Year which is in excess of the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) and the items of loss or deduction not allocable to such Member as a result of the foregoing limitation shall be allocated to the other Members in accordance with the positive balances in such Members' Capital Accounts so as to allocate the maximum permissible items of loss and deduction to each Member under Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

(v) Curative Allocations. The allocations set forth in this Section 3.04(a) are required to comply with Section 704(b) of the Code and Treasury Regulations issued thereunder. To the extent the Company can do so consistently with the Treasury Regulations, the allocations set forth in this Section 3.04(a) shall be taken into account in allocating items of income, gain, loss, deduction and credit among the Members such that, to the extent possible, the net amount of allocations to each Member under this Agreement will be the net amount that would have been allocated to each Member if this Section 3.04(a) was not contained herein.

Section 3.05 Tax Allocations. Each item of income, gain, loss, deduction and credit of the Company shall be allocated among the Members for U.S. Tax purposes in the same manner as the corresponding items of Profits and Losses and specially allocated items are allocated for Capital Account purposes. Allocations under this Section 3.05 shall be made pursuant to the principles of Sections 704(b) and 704(c) of the Code, and Treasury Regulations Sections 1.704-1 and 1.704-3 promulgated thereunder, as applicable, or the successor provisions to such Sections and Treasury Regulations. Items described in this Section 3.05 shall neither be credited nor charged to the Members' Capital Accounts.

Section 3.06 Loans to the Company.

(a) Subject to Section 4.02(b), the Members may, but are not obligated to, make loans to the Company from time to time. Any such loans shall not be treated as Capital Contributions to the Company for any purpose under this Agreement nor entitle such Member to any increase in its share of the Profits and Losses and distributions of the Company, but the Company shall be obligated to such Member for the amount of any such loans pursuant to the terms thereof, as the same are agreed by such Member and the Board of Managers.

(b) Interest with respect to the outstanding amount of any loans made by a Member to the Company shall accrue and be payable at such times and at such rate as are agreed by such Member and the Board of Managers. No interest shall be paid on any Capital Contribution to the Company or on the balance of any Capital Account.

(c) No creditor who makes a loan to the Company shall have or acquire at any time as a result of making the loan any direct or indirect interest in the Profits, capital or property of the Company, other than such interest, if any, as may be accorded to it as a secured creditor, if applicable.

Section 3.07 Distributions.

(a) Until December 31, 2018, dividends and distributions shall be made at such times and in such amounts as may be reasonably determined by the Board of Managers. Thereafter, the Board of Managers shall make distributions to Members (in accordance with such Member's Percentage Interest) promptly following the end of each Fiscal Year in the amount (if any) of net available cash, less any reserves reasonably determined by the Board of Managers.

(b) The Company may, in making distributions pursuant to Section 3.07(a) hereof, make such distributions in cash or other property of the Company or in a combination thereof. If any distribution is made in a combination of cash and other property of the Company, such property and cash shall be distributed on a pro rata basis among the Members; provided that if a Member requests to not receive any portion of its pro rata distribution of available cash, such Member's share of available cash shall remain in the Company and shall be distributed to such Member in the next subsequent distribution (unless in each case again requested by such Member to remain in the Company).

(c)   Notwithstanding anything to the contrary herein, other than for payment of the Liquidation Preference pursuant to, as applicable, Section 10.05 or Section 10.06, no dividends, distributions or payments of any kind shall be made by the Company to the Class B-1 Member in his capacity as such.

(d)   Withholding Taxes.

(i)   Authority to Withhold; Treatment of Withheld Tax. Notwithstanding any other provision of this Agreement, each Member hereby authorizes the Company to withhold and to pay over, or otherwise pay, any withholding or other Taxes payable by the Company or any of its Affiliates (pursuant to the Code or any provision of United States federal, state or local or non-U.S. Tax Law) with respect to such Member or as a result of such Member's participation in the Company. If and to the extent that the Company shall be required to withhold or pay any such withholding or other Taxes, such Member shall be deemed for all purposes of this Agreement to have received a payment from the Company as of the time such withholding or other Tax is required to be paid, which payment shall be deemed to be a distribution pursuant to this Section 3.07 with respect to such Member's Units to the extent that such Member (or any successor to such Member) would have received a distribution but for such withholding. To the extent that the aggregate of such payments to a Member for any period exceeds the distributions that such Member would have received for such period but for such withholding, the Board of Mangers shall notify such Member as to the amount of such excess and such Member shall make a prompt payment to the Company of such amount by wire transfer. Any withholdings by the Company referred to in this Section 3.07(d)(i) shall be made at the applicable statutory rate under the applicable Tax Law unless the Board of Managers shall have otherwise reasonably determined that a lower rate is applicable, or that no withholding is applicable.

(ii)   Withholding from Distributions to the Company. If the Company receives, whether directly or indirectly, a distribution from or in respect of which Tax has been withheld, the Company shall be deemed to have received cash in an amount equal to the amount of such withheld Tax, and each Member shall be deemed to have received as a distribution pursuant to this Section 3.07 the portion of such amount that is equal to such Member's Percentage Interest unless the withholding Tax is attributable to a particular Member, in which case such Member will be deemed to have received such amount (and will be required to contribute such amount to the Company to the extent such amount is in excess of the distributions to which such Member would be entitled but for such withholding).

(iii)   Indemnification. The Company shall, to the fullest extent permitted by applicable Law, indemnify and hold harmless each Person who is or who is deemed to be the responsible withholding agent for United States federal, state or local or non-U.S. income Tax purposes against all claims, liabilities and expenses of whatever nature (other than any claims, liabilities and expenses in the nature of penalties and accrued interest thereon that result from such Person's gross negligence, willful misconduct or bad faith) relating to such Person's obligation to withhold and to pay over, or otherwise pay, any withholding or other Taxes payable by the Company or as a result of such Member's participation in the Company.

(e) Mandatory Tax Distributions. To the extent funds of the Company are available for Distribution by the Company (as reasonably determined by the Board of Managers), the Board of Managers shall cause the Company to distribute to each Member, with respect to each fiscal quarter of the Company, an amount of cash (a "Tax Distribution") which in the good faith judgment of the Board of Managers equals: (i) the amount of taxable income allocable to the Members in respect of such fiscal quarter multiplied by (ii) the combined maximum federal, state and local income tax rate to be applied with respect to such taxable income (calculated by using the highest maximum combined marginal federal, state and local income tax rates to which any Member (or its owners) may be subject, taking into account the character of such taxable income and the deductibility of state income tax for federal income tax purposes), with such Tax Distribution to be made to the Members in the same proportions that taxable income was allocated to the Members during such fiscal quarter. Tax Distributions shall be considered advance Distributions to Members

ARTICLE IV

MANAGEMENT AND OPERATION OF THE COMPANY

Section 4.01   Board of Managers. The Board of Managers of the Company (the "Board of Managers") shall have three members (the "Board Members"), who, at the Effective Date, shall be Eric Forman, Jen Lane-Forman and Jonathan Spencer. Board Members may be proposed, removed and replaced from time to time by the affirmative vote of the Class A Units and B Units, voting as a single class, *provided*, however, that one Board Member shall be elected solely by a majority of the Class A Units (the "Class A Board Member"). The Class A Board Member may be removed and replaced solely by majority vote of the Class A Units.

Section 4.02   Rights of Board of Managers.

(a)   Without limiting the rights and responsibilities of the Board of Managers provided in other provisions of this Agreement, full authority over the management of the business and affairs of the Company is hereby delegated exclusively to and vested in the Board of Managers pursuant to Section 18-402 of the Delaware Act. The Board of Managers shall have all of the authority of a "manager" under the Delaware Act.

(b)   Notwithstanding anything to the contrary set forth herein, the Board of Managers shall not, without the consent of the Class A Board Member, permit or take, approve, initiate or commit or agree to any Non-Ordinary Course Matter, including the following actions:

(i)   approval of the Annual Budget (including under any amendments thereto); making or authorizing any expenditure by the Company or any of its subsidiaries that are inconsistent with or in excess of 125% of the applicable line items or aggregate amount of the Annual Budget (including under any amendments thereto); and determination of any reserves pursuant to Section 3.07(a);

(ii)   any distributions in kind;

(iii)   any acquisitions or divestitures by the Company or any of its subsidiaries (other than in the ordinary-course of operating the business consistent with past practice);

(iv)   incurrence or guarantee of indebtedness by the Company or any of its subsidiaries, or creation of liens on assets of the Company or any of its subsidiaries (including pursuant to Section 3.06 hereof);

(v)   any issuances of Units in the Company or any of its subsidiaries;

(vi)   any reorganization of the Company (or any subsidiary of the Company) or any recapitalization or reclassification of the Units of the Company (or any subsidiary of the Company);

(vii)   any voluntary acts of bankruptcy or failure to defend involuntary acts of bankruptcy of the Company or any of its subsidiaries; or liquidation, dissolution or winding-up of the Company;

(viii)   material changes in accounting policies or practices; making, changing or revoking any material Tax election or decision (including regarding withholding) of the Company or any of its subsidiaries; determining any material allocations for Tax/accounting (other than allocations for Tax purposes that are expressly provided for under this Agreement);

(ix)   changes in the business or strategy of the Company and its Subsidiaries that materially differ from those in the business strategy included in the business plan;

(x)   Transfer of any Class B-1 Units, Class B-2 Units or Class C Units (other than transfers to Permitted Related Party Transferees, pursuant to Section 7.02);

(xi)   engaging, terminating and compensating employees earning in excess of $100,000 per year and significant consultants (including auditors, attorneys, and financial experts), or failure to terminate any employee which has engaged in an act that would constitute Cause;

(xii)   initiating or settling any material Litigation;

(xiii)   Any material variation of the obligations of a Class C Member pursuant to Section 1.06(b); and

(xiv)   engaging in any Affiliate Transactions.

Section 4.03   Duties of Class A Members. For the avoidance of doubt, each Class A Member (whether acting in such Member's capacity as a member, liquidator, tax matters partner or in any other capacity other than as an employee or consultant of the Company or any of its Affiliates) or Person who was, at the time of the act or omission in question, a Person described above, shall, in such capacity, to the fullest extent permitted by the Delaware Act, have no duties of any kind or nature (at law or, in equity, under this Agreement or otherwise, including any fiduciary duties or any similar duties) to the Company, to any other Member, to any Affiliates of any Member, to any creditor of the Company, to any of the Company's subsidiaries or to any other Person, including any other Person who shall or who has acquired any interest in the Company and any Person who has a contractual relationship or any other relationship with the Company; provided, that the implied contractual covenant of good faith and fair dealing shall be applicable to such Persons only to the extent as required by the Delaware Act. For the purposes of this Section 4.03, no Class A Member shall be deemed to be a Class B-2 Member due to their holding any Class B-2 Units. Class B-2 Members shall have fiduciary duties as provided for under Delaware Law, including the protections for Class B-2 Members afforded by Delaware Law for Persons acting consistent with their fiduciary duties.

Section 4.04   Officers.

(i)   Appointment.   The Company may have such Officers as are appointed from time to time by the Board of Managers. Without limiting the generality of the foregoing, the Company may have a President, a Chief Executive Officer, a Treasurer, one or more Vice Presidents and a Secretary, each of whom shall have the powers normally associated with such officers of a comparable Delaware corporation, subject to all Board of Managers and/or Member approval requirements set forth in this Agreement and any additional limitations, parameters or restrictions set by the Board of Managers. Any Officer may be removed by the Board of Managers whenever in its judgment the best interests of the Company would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the individual so removed.

(b)   Officers.   The following individuals shall serve as the initial Officers of the Company in the capacities set forth opposite their respective names, to serve until the earlier of such Officer's death, resignation or removal:

Jen Lane-Forman   , Chief Executive Officer, President and Treasurer

Eric Forman   , Vice President and Secretary

In the performance of their duties as such, Officers shall owe to the Company and its Members fiduciary duties including, without limitation, duties of loyalty and due care, of the type owed by the officers of a corporation to such corporation and its stockholders under the laws of the State of Delaware.

ARTICLE V

COVENANTS

Section 5.01   Non-Disparagement. Each Member agrees that it will not at any time, without limitation, publish or communicate any remarks, comments or statements that impugn the character, honesty, integrity, morality, or business acumen or abilities in connection with any aspect of the operation of business of, or reflect negatively upon in any way, the Company, the Board of Managers, any Class A member or any of their respective personnel or controlling shareholders.

Section 5.02   Confidential Information; Company Property. Each Member agrees, for the benefit of the Company and the other Members, at any time while a Member of the Company or after such Member's withdrawal from the Company, to hold in the strictest confidence, and take all reasonable precautions to prevent any unauthorized use or disclosure of Confidential Information, and not to (i) use Confidential Information for any purpose whatsoever other than for the benefit of the Company or (ii) disclose Confidential Information to any third party without the prior written authorization of the President, CEO, or the Board of Managers of the Company; provided that confidential and proprietary information does not include any such information that becomes public knowledge other than by any action of the applicable Member or former Member in violation of this Agreement. The Members agree that they obtain no title to any Confidential Information, and that as between the Company and such Member, the Company retains all Confidential Information as the sole property of the Company. The Members understand and agree that any unauthorized use or disclosure of Confidential Information shall constitute a breach of such Member's obligations hereunder. Notwithstanding the forgoing, such Member shall be permitted to disclose such information (i) in the performance of such Member's obligations under this Agreement, (ii) as required by applicable Law or by a Governmental Authority, (iii) to the Company's Affiliates on a need to know basis or (iv) with the prior written consent of the Board of Managers.

Section 5.03   Legally Required Disclosure. Prior to disclosure when required by applicable Law or by a Governmental Authority, the disclosing Member shall provide prior written notice to the President, CEO, General Counsel and Board of Managers of the Company (as applicable).

ARTICLE VI

MEMBERS

Section 6.01   Members.

(a)   The Members of the Company are the Persons listed on Schedule I hereto as of the Effective Date and each other Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Delaware Act. Each new Person who is hereafter admitted as a Member shall execute a joinder agreement in a form acceptable to the Board of Managers pursuant to which such Member or Person, as applicable, agrees to be bound by the terms and provisions hereof. The Class A Members and Class B-2 Members shall

16

constitute the "members" (as such term is defined in the Delaware Act) of the Company. Any reference in this Agreement to any Member shall include such Member's heirs and successors. Except as otherwise set forth herein, the Class A Members and Class B-2 Members shall constitute a single class or group of members of the Company for all purposes of the Delaware Act and this Agreement.

(b)   The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different than under the Delaware Act by reason of any provision of this Agreement, this Agreement shall control, except to the limited extent otherwise expressly required by the Delaware Act.

(c)   Members shall, except as otherwise provided in this Agreement, have no right to take part in the management or control of the Company and its business and affairs and to act for or bind the Company in any way. Any act of a Member not expressly within the powers and rights granted to such Member hereunder shall be null and void and without force or effect. Except as required by Law or expressly set forth herein, Members shall not be entitled to any rights to dissent or seek appraisal with respect to any transaction, including the merger or consolidation of the Company with any Person.

Section 6.02   Limited Liability of Members.

(a)   Except as expressly set forth in this Agreement and otherwise provided by applicable Law, no Member shall have any liability whatsoever in his, her or its capacity as a Member, whether to the Company, to any of the other Members, to the creditors of the Company or any other Third-Party, for the debts, liabilities, commitments or other obligations of the Company or for any losses of the Company, whether arising in contract, tort, or otherwise; provided that a Member shall be required to return to the Company any distribution pursuant to Section 3.07 made to it in clear and manifest accounting or similar error.

(b)   In accordance with the Delaware Act and the Laws of the State of Delaware, a Member of a limited liability company may, under certain circumstances, be required to return amounts previously distributed to such Member. It is the intent of the Members that no distribution to any Member pursuant to Section 3.07 shall be deemed a return of money or other property paid or distributed in violation of the Delaware Act. Subject to the proviso in Section 6.02(a), any such money or obligation of a Member to return any such property paid or distributed to it in violation of the Delaware Act is hereby deemed to be compromised within the meaning of Section 18-502(b) of the Delaware Act, to which all of the Members hereby agree, and the Member receiving any such money or property shall not be required to return to any Person any such money or property. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment or return, such obligation shall be the obligation of such Member and not of any other Member.

Section 6.03   Exculpation and Indemnification.

(a)   Each Board Member, each other Member and each officer, manager, director or agent of the Company (each, an "Indemnitee") shall be entitled, to the fullest extent permitted or required by the Delaware Act or other applicable Law, to be exculpated from, and indemnified by, the Company against any liability, loss, damage, penalty, action, claim, judgment, settlement, cost or expense of any kind or nature whatsoever (including all reasonable attorneys' fees, costs and expenses of defense, appeal and settlement of any proceedings instituted against such Indemnitee or the Company and all costs of investigation in connection therewith) that relates to or arises out of, or is alleged to relate to or arise out of, any action or inaction on the part of such Indemnitee acting in its applicable capacity on behalf of the Company; provided that an Indemnitee shall be entitled to indemnification hereunder only to the extent that such Indemnitee's conduct did not constitute fraud, willful misconduct, gross negligence or a breach of this Agreement, any employee policies applicable to such Indemnitee or any fiduciary or other duties owed by such Indemnitee. The Board of Managers shall cause the Company to advance expenses incurred by such Indemnitee upon the receipt by the Company of a signed statement of such Indemnitee agreeing to reimburse the Company for such advance if it is ultimately determined that such Indemnitee is not entitled to be indemnified by the Company for such expenses and in such case any such Indemnitee shall reimburse the Company for such expenses previously paid to or on behalf of such Indemnitee. If the Company lacks sufficient cash assets to indemnify the Indemnitee, then the Indemnitee shall be entitled to reimbursement, with interest at the prime rate, when the Company has cash assets available.

(b)   The indemnification and advancement of expenses provided by or granted pursuant to this Section 6.03 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any other agreement.

(c)   The Company may purchase and maintain insurance on behalf of any Person that is or was a Member, officer, employee or agent of the Company, or is or was serving at the request of the Company as a Member, officer, employee or agent of another Person, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not he or she would be entitled to indemnity against such liability under the provisions of this Section 6.03.

(d)   The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 6.03 shall continue as to a Person that has ceased to be a Member, an officer, manager, director, employee or agent of the Company, or an Affiliate and shall inure to the benefit of the executors and administrators of such a Person.

ARTICLE VII

TRANSFERS OF UNITS; WITHDRAWAL

Section 7.01   General Restrictions.   In addition to any restrictions imposed by the federal securities Laws and any applicable state securities or "blue-sky" Laws, any Transfer of Units by any Member that does not comply with, or that violates, the provisions of this ARTICLE VIII shall be null and void ab initio. Other than transfers permitted under Section 7.02, no Class B-1 Member, Class B-2 Member or Class C Member shall be permitted, directly or indirectly, to Transfer any Units.

Section 7.02   Permitted Transfers. Notwithstanding Section 7.01, but subject to Section 7.02(b) and ARTICLE VIII, the following Transfers shall be permitted:

(a)   Members may each Transfer all or a portion of such Member's Units at any time with the prior written consent of the Board of Managers to a Permitted Related Party Transferee.

(b)   Conditions to Permitted Transfers. Any Transfer by any Member shall meet the following conditions:

(i)   the Transferor and Transferee shall execute and deliver to the Company such documents and instruments as may be necessary or appropriate in the advice of counsel to the Company to effectuate such transfer in compliance with applicable Law and confirm, as of the date such Transferee is admitted as a Member, that such Transferee, inter alia, (A) acknowledges that it has read and understands this Agreement and (B) agrees to be bound by, and comply with, the terms and provisions of this Agreement, which shall supersede any conflicting terms and provisions of any other agreement between such Transferee and Transferor or the Company;

(ii)   the Transferor and Transferee shall furnish the Company with the Transferee's taxpayer identification number, sufficient information to determine the Transferee's initial tax basis in the Units being Transferred and any other information reasonably necessary to permit the Company to file all required federal and state Tax Returns and other legally required information statements or returns;

(iii)   such Transfer will not cause the Company to be treated as a "publicly traded partnership" within the meaning of Section 7704 of the Code and any Treasury Regulations or otherwise be treated as an association taxable as a corporation for U.S. federal income tax purposes;

(iv)   such Transfer is exempt from all applicable securities registration requirements and such Transfer will not violate any applicable federal and state Laws regulating the transfer of securities; and

(v)   such Transfer will not cause the Company to become subject to any applicable Laws to which it is not already subject immediately prior to the Transfer, including being deemed an "investment company" under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

Section 7.03   Treatment of Capital Accounts.

(a)   Transfer of Capital Accounts. With respect to any Units, the original Capital Account established for each Substituted Member shall be in the same amount as the Capital Account of the Member (or portion thereof) with respect to such Units to which such Substituted Member succeeds, at the time such Substituted Member is admitted to the Company. The Capital Account of any Member whose interest in the Company shall be increased or decreased by means of (i) the Transfer to it of all or part of the Units of another Member or (ii) the repurchase of Units pursuant to this Agreement shall be appropriately adjusted to reflect such

Transfer. Any reference in this Agreement to a Capital Contribution of or distribution to a Member that has succeeded any other Member shall include any Capital Contributions or distributions previously made by or to the former Member on account of the Units of such former Member Transferred to such Member. For the avoidance of doubt, except as provided in this Section 7.03(a), any transferee of a Unit shall succeed to the rights and interests represented by that Unit since the date of issuance. Except as expressly provided herein, the Board of Managers shall utilize the closing of the books method permitted by Code Section 706 and the Treasury Regulations issued thereunder to determine the items of income, gain, loss and deduction allocated to a Transferor and a Transferee for purposes of maintaining the Capital Accounts of each such Member.

Section 7.04 Withdrawal. Unless otherwise provided in this Agreement, no Member shall be entitled to withdraw such Member's capital in the Company in whole or in part until the dissolution, liquidation and winding-up of the Company.

Section 7.05 Economic Transfer. Notwithstanding anything to the contrary herein, Permitted Related Party Transferees shall not have any voting rights or have any right to take part in the management or control of the Company and its business and affairs in any way.

Section 7.06 Divestment of Former Member's Units.

(a) Any Class C Member who received Class C Units for services to the Company shall be deemed to have resigned from the Company as a Member if such Class C Member is no longer an employee or consultant of the Company or providing services to the Company.

(b) For the avoidance of doubt, any Class C Member whose Class C Units are divested pursuant to Section 2.03(c) hereof shall not be entitled to compensation in respect of such divested Class C Units.

ARTICLE VIII

RIGHT OF FIRST OFFER AND PARTICIPATION RIGHTS

Section 8.01 Rights of First Offer With Respect to New Issuances and Transfers by the Class A Members and Class B-2 Members.

(a) Except for Transfers to Permitted Related Party Transferees,

(i) if any Class A Member (a "Class A Selling Member") proposes to effect in any transaction or series of related transactions, directly or indirectly, a Transfer of any portion of the Equity Interests in the Company held by such Class A Selling Member (the "Class A Offered Equity Interests"), the Class B-2 Members shall have the rights of first offer set forth in this Section 8.01, and

(ii) if (1) any Class B-2 Member (a "Class B-2 Selling Member" and together with any Class A Selling Members, the "Selling Members") proposes to effect in any transaction or series of related transactions, directly or indirectly, a Transfer of any portion of the

Equity Interests in the Company held by such Class B-2 Selling Member (the "Class B-2 Offered Equity Interests" and together with the Class A Offered Equity Interests, the "Offered Equity Interests"), or (2) the Company (for the purposes of this Section 8.01, the "Selling Entity") proposes a New Equity Issuance, in each case, the Class A Members shall have, in addition to any other rights granted hereunder, the rights of first offer set forth in this Section 8.01.

(b)   At least thirty (30) Business Days prior to any such Transfer, the Selling Member or Selling Entity, as applicable, shall deliver a written notice (a "Transfer Notice") thereof to the Class A Members or Class B-2 Members, inviting the Class A Members or Class B-2 Members, as applicable, to provide written notice to Selling Member or Selling Entity, as applicable, offering to purchase all or a portion of the Offered Equity Interests or New Equity Interests, as applicable, and specifying the price and terms on which such Member is prepared to buy (an "Offer Notice").

(c)   Each Class A Member or Class B-2 Member, as applicable, shall have at least ten (10) Business Days from the date of receipt of a Transfer Notice to deliver an Offer Notice with respect to the Offered Equity Interests or New Equity Interests to the Selling Member or Selling Entity, as applicable.

(d)   Subject to any applicable restrictions on Transfer or New Equity Issuance set forth herein, the Selling Member or Selling Entity, as applicable, may, in its sole discretion, (i) accept the terms of any Offer Notice, (ii) enter negotiations with any Member who has furnished an Offer Notice and/or (iii) negotiate and consummate the proposed New Equity Issuance or Transfer of the Offered Equity Interests with a Third-Party.

(e)   If after delivering the Offer Notice, any buying Class A Member or Class B-2 Member, as applicable, does not consummate the Transfer or purchase of New Equity Interests, as applicable, within the later of (i) one hundred and eighty (180) days after the delivery of the Transfer Notice and (ii) provided that a binding transaction agreement was entered into between such Selling Member or Selling Entity and the Person set forth in the Offer Notice within forty-five (45) days after the delivery of such Offer Notice, the later of (A) three (3) Business Days after the date on which any required material approvals and consents of Governmental Authorities with respect to such Transfer have been obtained and any applicable waiting periods under applicable Law have expired or been terminated and (B) ninety (90) days after the delivery of such Offer Notice, any prior election with respect to such Offer Notice shall be deemed rescinded and the buying Class A Member or Class B-2 Member, as applicable, shall be deemed to have not exercised its right of first offer set forth in this Section 8.01.

ARTICLE IX

BOOKS AND RECORDS

Section 9.01   Books and Records .

(a)   The Company shall maintain at the principal office of the Company all books and records required to be maintained pursuant to applicable Laws.

(b)   The Company shall, and shall cause its Subsidiaries, if any, to maintain accurate and complete accounting and other financial records in accordance with the requirements of all applicable Laws.

(c)   The Class A Members and Class B-2 Members shall have access to the books and records of the Company (including, without limitation, monthly, quarterly and annual financial statements, true and full information regarding the status of the business and financial condition of the Company, any monthly business performance metrics used by senior management in the operation of the Company, and any other information regarding the affairs or financial condition of the Company as such Member may request or as may be presented to senior management of the Company from time to time) during the Company's regular business hours. Other Members shall have access to the books and records during the Company's regular business hours to the extent required to be permitted by the Delaware Act. Class A Members shall have audit rights. The Board of Managers may impose additional reasonable conditions and restrictions on Class C Members' access to the books and records, including specifying the amount of advance notice a Class C Member must give and the charges imposed for copying.

Section 9.02   Tax Information.

(a)   The Company shall to (i) prepare and file, or cause the accountants of the Company to prepare and file, a federal income Tax Return and any required state and local income Tax Returns for each tax year of the Company and (ii) transmit to each Member, when finalized, such Member's final Schedule K-1.

Section 9.03   Tax Matters Partner. Parent shall be designated on the Company's annual federal information Tax Return and shall have full power and responsibility as the "tax matters partner" of the Company for purposes of Section 6231(a)(7) of the Code (the "Tax Matters Partner").

Section 9.04   Tax Elections. Notwithstanding anything to the contrary herein, the Board of Managers may, in its reasonable determination, cause the Company to make or revoke any tax election, including an election pursuant to Section 754 of the Code.

Section 9.05   Company Operations and Budget. At least sixty (60) calendar days before any Fiscal Year, the Company shall prepare and approve a business plan, attached hereto as Annex I, and an annual budget setting forth all reasonably anticipated expenses of the Company during the course of that upcoming Fiscal Year (the "Annual Budget"). If the Company does not prepare and approve a business plan and an annual budget, the Annual Budget and business plan from the prior Fiscal Year shall remain in effect until such new business plan and annual budget is so prepared and approved. Upon the approval of subsequent business plans, such business plan shall automatically supersede any existing plan set forth on Annex I.

ARTICLE X

DISSOLUTION AND LIQUIDATION

Section 10.01 Termination. The Company shall continue until the occurrence of one or more of the following events:

(a)   The entry of a decree of judicial dissolution with respect to the Company pursuant to the terms of the Delaware Act; provided that none of the Company and the Members may seek or support the entry of such a decree; or

(b)   At any time there are no Members, unless the business of the Company is continued in accordance with the Delaware Act.

Section 10.02 Death of a Member. The death of a Member or the occurrence of any other event that may terminate the continued membership of any Member in the Company shall not cause the Company to be dissolved or its affairs wound up and, upon the occurrence of any such event, the Company shall continue without dissolution.

Section 10.03 Notice of Dissolution. Upon the dissolution of the Company in accordance with the provisions of this Agreement, the Company shall immediately commence winding-up of its affairs and the Board of Managers shall cause the Company to file a notice of dissolution or cancellation in accordance with the provisions of this ARTICLE X.

Section 10.04 Winding-up of Affairs. If the Company is dissolved, the business and property of the Company shall be wound up and liquidated by the Board of Managers in accordance with the terms of this Agreement and the requirements of the Delaware Act. The Board of Managers shall use commercially reasonable efforts to reduce to cash and cash equivalent items all property of the Company and to obtain Fair Market Value for such property (taking into account applicable tax and other legal considerations).

Section 10.05 Liquidation Distributions. In circumstances where there has not been a Capital Event, within one hundred twenty (120) days after the effective date of dissolution of the Company the assets of the Company shall be distributed in the following manner and order:

(a)   first, to the payment of the expenses of the winding-up, liquidation and dissolution of the Company;

(b)   second, to pay all creditors of the Company, other than Members, either by the payment thereof or the making of reasonable provision therefor;

(c)   third, the Class A Members shall be issued 0.095 additional Class A Units as a preferred dividend in respect of each Class A Unit;

(d)   fourth, to pay Class A Members an amount equal to their Liquidation Preference;

(e)   fifth, to pay Class B-1 Members an amount equal to their Liquidation Preference;

(f)   sixth, to pay, in accordance with the terms agreed among them and otherwise on a pro rata basis, all creditors of the Company that are Members, either by the payment thereof or the making of reasonable provision therefor; and

(g)   seventh, to each of the Class B Members and (to the extent so entitled) Class C Members pro rata in proportion to the Percentage Interests, until the aggregate amount distributed pursuant to this Section 10.05(g) equals the aggregate amount that would have been distributed to such Members had they received such distributions with equal priority as the Class A Members pursuant to clause (d) above; and

(h)   eighth, to each of the Class A Members, Class B-2 Members and Class C Members on a pro-rata basis in accordance with their Percentage Interests.

Section 10.06 Capital Events. Upon the occurrence of a Capital Event:

(a)   first, the Class A Members shall be issued 0.095 additional Class A Units as a preferred dividend in respect of each Class A Unit;

(b)   second, the Board of Managers shall adjust the Capital Accounts in respect of a Capital Event as provided in Section 3.03(b);

(c)   third, the proceeds from such Capital Event shall be distributed or allocated to Class A Members in an amount equal to their Liquidation Preference;

(d)   fourth, the proceeds from such Capital Event shall be distributed or allocated to Class B-1 Members in an amount equal to their Liquidation Preference; and

(e)   fifth, any reminder shall be paid to each of the Class B Members and Class C Members (to the extent so entitled) on a pro rata basis in accordance with their Percentage Interests until the aggregate amount so distributed pursuant to this Section 10.06(e) equals the aggregate amount that would have been distributed to such Members had they received such distributions with equal priority as the Class A Members pursuant to Section 10.06(c) and then to the Class A, Class B-2 and Class C Members (to the extent so entitled) on a pro rata basis in accordance with their Percentage Interests.

ARTICLE XI

MISCELLANEOUS

Section 11.01 Notices. All notices and communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or delivered by registered or certified mail, return receipt requested, or if sent by email, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

If to the Board of Managers, to:

Charlotte's Closet, LLC
14 Vanderventer Avenue
Port Washington, NY 11050
Attn: Jen Lane-Forman

Email: jen@charlottes-closet.com

with a copy (which shall not constitute notice) to:

Sheldon Greenblatt, Esq.
Breslow & Walker, LLP
100 Jericho Quadrangle, Suite 100
Jericho, NY 11753
Telephone: 516.822.6505
Email : sgreenblatt@breslowwalker.com

If to Charlotte's Closet Investor Holdco, LLC, to:

Charlotte's Closet Investor Holdco, LLC
255 Great Neck Rd., Apt. PH05
Great Neck, NY 11021
Attn: Jon Spencer
Email: js@greshamllc.com

with a copy (which shall not constitute notice) to:

Christopher S. Harrison, Esq.
Sterlington, L.P.
1 Sterlington Road
Sloatsburg, NY 10974
Attn: Christopher S. Harrison, Esq.
Telephone: 212.203.2191
Email: CH@Sterlington.net

If to Parent or the Class B-1 Member, to:

Charlotte's Closet Holdings, Inc.
14 Capri Lane,
Port Washington, NY 11050
Attn: Jen Lane-Forman
Email: jen@charlottes-closet.com

with a copy (which shall not constitute notice) to:

Sheldon Greenblatt, Esq.
Breslow & Walker, LLP
100 Jericho Quadrangle, Suite 100
Jericho, NY 11753
Telephone: 516.822.6505
Email : sgreenblatt@breslowwalker.com

or to such other Person or address as any party shall specify by notice in writing to the other parties in accordance with this Section 11.01. All notices and other communications will be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day. Otherwise, any notice or communication will be deemed not to have been received until the next succeeding Business Day.

Section 11.02 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Members and their respective successors, legal representatives and permitted assigns, any rights or remedies under or by reason of this Agreement.

Section 11.03 Successors and Assigns. This Agreement shall inure to the benefit of each Member and the executors, administrators, estates, heirs, legal successors and representatives, and, if permitted in accordance with this Agreement, Transferees of the Members.

Section 11.04 Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and such writing is signed by each of (i) the majority-in-interest of Class A Members, (ii) the majority-in-interest of Class B-2 Members and (iii) the affirmative vote of a majority of the total voting power of the Units, voting as a single class.

Section 11.05 References to this Agreement; Headings; Scope. Unless otherwise indicated, "Articles," "Sections," and "Clauses" mean and refer to designated Articles, Sections, Subsections and Clauses of this Agreement. Words such as "herein," "hereby," "hereinafter," "hereof," "hereto" and "hereunder" refer to this Agreement as a whole, unless the context indicates otherwise. All headings in this Agreement are for convenience of reference only and are not intended to define or limit the scope or intent of this Agreement. This Agreement constitutes the entire understanding of the Members with respect to the subject matter hereof and supersedes all prior understandings and agreements in regard hereto. All exhibits, schedules, instruments and other documents referred to herein, and as the same may be amended from time to time, are by this reference made a part hereof as though fully set forth herein. The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

Section 11.06 Construction. Common nouns and pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person, Persons or other reference in the context requires. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member. Any reference to the Delaware Act, Code or other statutes or Laws (including the Treasury Regulations), forms or schedules shall include the amendments, modifications, or replacements thereof. Whenever used herein, "or" shall include both the conjunctive and disjunctive, "any" shall mean "one or more," and "including" shall mean "including without limitation." Unless the context indicates otherwise, "member" or "members" and "limited liability company" or "limited liability companies" shall be substituted in and for references to "partner" or "partners" and "partnership" or "partnerships," respectively, in the Code, Treasury Regulations and any pronouncements by the Internal Revenue Service. As used herein, wherever the Board of Managers may take any action or decision or consent to any matter, such action or decision shall be deemed to be at the Board of Manager's reasonable determination and the Board of Managers may take into account the Board Members' interests and the interests of their Affiliates, except to the extent otherwise expressly limited by terms and provisions hereof.

Section 11.07 <u>Severability</u>. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 11.08 <u>Entire Agreement</u>. This Agreement (including any Schedules, Exhibits, certificates and lists referred to herein, any documents executed by the parties simultaneously herewith or pursuant hereto) constitutes the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, written or oral, between the parties with respect to such matters.

Section 11.09 <u>Further Action</u>. Each Member, upon the request of the Board of Managers agrees to perform all further acts and execute, acknowledge, or deliver any instruments or documents and to perform such additional acts as may be reasonably necessary, appropriate or desirable to carry out the provisions of this Agreement, in each case as are not inconsistent with the terms and provisions of this Agreement.

Section 11.10 <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

Section 11.11 <u>No Implied Waiver</u>. The Members, the Board of Managers and the Company shall have the right at all times to enforce the provisions of this Agreement in strict accordance with the terms hereof, and no waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise provided in writing.

Section 11.12 <u>Governing Law</u>. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware without regard to principles of conflicts of Law.

Section 11.13 <u>Selection of Forum</u>. The parties hereto agree that any Litigation seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought solely in the United States federal courts located in the Borough of Manhattan or the courts of the State of New York located in the Borough of Manhattan, and each of the parties hereto hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Litigation and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Litigation in any such court or that any such Litigation brought in any such court has been brought in an inconvenient forum. Process in any such Litigation may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

ARTICLE XII

DEFINITIONS AND TERMS

Section 12.01 <u>Certain Definitions</u>. As used in this Agreement, the following terms have the meanings set forth below:

"<u>Adjusted Capital Account</u>" means, with respect to any Member, the balance, if any, in such Member's Capital Account as of the end of the relevant Company taxable year, after adjusting such Capital Account for any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or pursuant to Regulations Section 1.704 1(b)(2)(ii)(c) or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704 2(g)(1) and 1.704 2(i)(5).

"<u>Affiliate Transaction</u>" means any transaction between the Company, on the one hand, and any Member or Related Party in respect of any Member, on the other hand. For the avoidance of doubt, the payment of any bonus or compensation to any employee or consultant of the Company, other than the payment of base salary required pursuant to an employment agreement that has been approved under Section 4.02(b), shall be deemed to be an Affiliate Transaction.

"<u>Affiliate</u>" means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such first Person. The term "control" (including its correlative meanings "controlled by" and "under common control with") means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or other ownership interests, by contract, or otherwise).

"<u>Agreement</u>" has the meaning set forth in the <u>Preamble</u>.

"<u>Board of Managers</u>" has the meaning set forth in <u>Section 4.01</u>.

"<u>Business Day</u>" means any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by Law to close.

"<u>Capital Account</u>" has the meaning set forth in <u>Section 3.02(a)</u>.

"Capital Contribution" means the amount of money and the initial value of any property (other than cash) contributed to the Company by a Member.

"Capital Event" means (a) the sale or other disposition of all or substantially all of the assets of the Company in a capital transaction (or, for purposes of Section 3.03(b), a change in the Carrying Value of any Company property), (b) an initial public offering of the Company and (c) a merger, consolidation, or other form of acquisitive reorganization (in each case, by which the Company is itself acquired).

"Carrying Value" means with respect to any property of the Company, such property's adjusted basis for United States federal income tax purposes, except that the Carrying Values of all property of the Company shall be adjusted to equal their respective Fair Market Values, in accordance with the rules set forth in United States Treasury Regulations Section 1.704-1(b)(2)(iv)(f), except as otherwise provided herein, immediately prior to: (a) the date of the acquisition of any additional interest by any new or existing Member in exchange for more than a de minimis capital contribution, (b) the date of the distribution of more than a de minimis amount of property of the Company (other than a pro rata distribution) to a Member or (c) any other date specified by United States Treasury Regulations; provided that adjustments pursuant to clauses (a), (b) and (c) above shall be made only if the Board of Managers reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. The Carrying Value of any property of the Company distributed to any Member shall be adjusted immediately prior to such distribution to equal its Fair Market Value. In the case of any asset that has a Carrying Value that differs from its adjusted tax basis, Carrying Value shall be adjusted by the amount of depreciation calculated for purposes of the definition of "Profits and Losses" rather than the amount of depreciation determined for United States federal income tax purposes.

"Cause" means, as determined by the Board of Managers, on the part of a Class C Member (i) negligence or willful misconduct in the performance of the Class C Member's duties hereunder, (ii) material breach of any noncompetition, non-disparagement or confidentiality provisions to which such Class C Member is subject, (iii) willfully engaging in conduct detrimental to the reputation of, or economically injurious to any of the Board Members, the Company or a Company Affiliate, (iv) conviction of a felony, (v) any act of dishonesty that is materially harmful to the Board Members, the Company or a Company Affiliate, (vi) breach of any employment agreement with the Company, (vii) breach of this Agreement, (viii) breach of any material policies of the Company, or (ix) breach of any applicable Law.

"Certificate of Formation" means the Certificate of Formation of the Company, as may be amended from time to time, originally filed with the Secretary of State of the State of Delaware on the Effective Date.

"Class A Member" has the meaning set forth in Section 2.01(b).

"Class A Units" has the meaning set forth in Section 2.01(a).

"Class B-2 Member" has the meaning set forth in Section 2.01(b).

"Class B-2 Units" has the meaning set forth in Section 2.01(a).

"Code" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

"Company" has the meaning set forth in the Preamble.

"Confidential Information" means information regarding the operations and the business of the Company, including business strategies, methods and procedures, pending and contemplated transactions, non-public financial information, and any non-public technical information, trade secrets and any other confidential information regarding the business affairs of the Company, the Members or any of their respective Affiliates, employees, consultants, agents or assigns including, without limitation, any information concerning methods or business operations; software, technology, business methods and other trade secrets; information (including any and all combinations of individual items of information) that the Company has or will develop, acquire, create, compile, discover or own, that has value in or to the Company's business which is not generally known and which the Company wishes to maintain as confidential or which comprises the identity, lists or descriptions of any customers, potential customers or referral sources; financial statements, cost reports or other financial information; contract proposals or bidding information; business plans and training and operations methods and manuals; personnel records; fee structure; and management systems, policies or procedures, including related forms and manuals. As to any Person, Confidential Information includes both information disclosed by the Company to such Person, and information developed or learned by such Person during the course of his or her employment with the Company. Company Confidential Information also includes all information of which the unauthorized disclosure could be detrimental to the interests of the Company, whether or not such information is identified as Confidential Information.

"Delaware Act" has the meaning set forth in the Recitals.

"Effective Time" has the meaning set forth in the Preamble.

"Equity Interest" means, as applicable, (a) any capital stock, limited liability company or membership interests, company interests, or other equity interest, (b) any securities directly or indirectly convertible into or exchangeable for any capital stock, limited liability company or membership interests, Company interests, or other equity interest containing any profit participation features, (c) any rights or options directly or indirectly to subscribe for or to purchase any capital stock, limited liability company or membership interests, Company interest, other equity interest or securities containing any profit participation features, or to subscribe for or to purchase any securities directly or indirectly convertible into or exchangeable for any capital stock, limited liability company or membership interests, Company interest, other equity interests or securities containing any profit participation features, (d) any equity appreciation rights, phantom equity rights or other similar rights or (e) any Equity Interests issued or issuable with respect to the securities referred to in clauses (a) through (d) above in connection with a combination, recapitalization, merger, consolidation or other reorganization.

"Fair Market Value" means, as to the Company or any asset, the fair market value of the Company or such asset.

"Fiscal Year" has the meaning set forth in Section 1.11.

"Governmental Authority" means any federal, national, supranational, transnational, domestic, foreign, state, provincial, local, county, municipal or other government, any governmental, regulatory or administrative authority, agency, department, bureau, board, commission or official or any quasi-governmental or private body, including any political subdivision thereof or any self-regulatory organization, exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority or powers, or any court tribunal, judicial or arbitral body.

"Immediate Family" means, with respect to any natural person, (i) such person's current spouse, parents, grandparents, children, grandchildren and siblings (in each case whether adoptive or biological), (ii) current spouses of such person's children, grandchildren and siblings (in each case whether adoptive or biological), and (iii) estates, trusts, partnerships and other entities which directly or indirectly through one or more intermediaries are controlled by the foregoing.

"Indemnitee" has the meaning set forth in Section 6.03(a).

"Incapacity" means, as to any Person, that such Person is prevented from substantially performing the normal duties of such Person's employment or consulting arrangement or service provision to the Company or any Affiliate by reason of illness, physical or mental disability or other incapacity for a continuous period of more than 45 consecutive business days, as reasonably determined by the Board of Managers.

"Interest Rate" means the rate reported in the Wall Street Journal as the Federal Funds rate then in effect plus 1%.

"Law" means any law, statute, ordinance, rule, regulation, code, Order or decree enacted, issued, promulgated, enforced or entered by a Governmental Authority.

"Liquidation Preference" shall mean, with (1) respect to Class A Units, an amount equal to $1 per Class A Unit and (2) with respect to Class B-1 Units, an amount equal to $325,000 per Class B-1 Unit; no other Units shall have a Liquidation Preference.

"Litigation" means any action, cause of action, arbitration, assessment, hearing, claim, demand, inquiry, suit, proceeding, citation, summons, subpoena, examination, audit, review, or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, in Law or in equity.

"Member Minimum Gain" means the amount of minimum gain there is in connection with "partner nonrecourse debt," as defined in Treasury Regulations Section 1.704-2(b)(4), and determined in the manner described in Treasury Regulations Section 1.704-2(i).

"Member" and "Members" mean each Person who is an initial signatory to this Agreement, or has been admitted to the Company as a Member in accordance with this Agreement, and has not ceased to be a Member in accordance with this Agreement or for any other reason.

"New Equity Interests" has the meaning set forth in Section 2.05(a).

"New Equity Issuance" has the meaning set forth in Section 2.05(a).

"New Equity Issuance Notice" has the meaning set forth in Section 2.05(b).

"Non-Compete Period" means (i) with respect to any Class B-2 Member, a period of 24 months or (ii) with respect to any Class C Member, a period of 12 months, in each case, immediately, following the termination of their relationship with the Company.

"Nonrecourse Debt Minimum Gain" means the amount of minimum gain there is in connection with nonrecourse liabilities of the Company, calculated in the manner described in Treasury Regulations Section 1.704-2(d).

"Offered Equity Interests" has the meaning set forth in Section 8.01(a).

"Order" means any order, writ, judgment, injunction, decree, rule, ruling, directive, stipulation, determination or award made, issued or entered by or with any Governmental Authority, whether preliminary, interlocutory or final.

"Non-Ordinary Course Matter" means any matter that is not done or undertaken in the ordinary course of business and consistent with past practice.

"Percentage Interest" means for each Member, for any measurement date, such Member's Units divided by the total number of Units issued and outstanding at such date. The sum of the Percentage Interests shall equal 100.0%. The Percentage Interests as of the Effective Time are set forth on Schedule I.

"Permitted Related Party Transferee" means, in the case of a Transferring Member, any Transferee that is Immediate Family or a revocable trust solely for the benefit of any combination of the Transferring Member and such Transferring Member's Immediate Family.

"Permitted Third-Party Transferee" means any Transferee that is a Third-Party.

"Person" means any individual, corporation, trust or other entity.

"Profits and Losses" means for each Fiscal Year or other period, the taxable income or loss of the Company, or particular items thereof, determined in accordance with the accounting method used by the Company for United States federal income tax purposes with the following adjustments: (a) all items of income, gain, loss or deduction specially allocated pursuant to Section 4.04 shall not be taken into account in computing such taxable income or loss, (b) any income of the Company that is exempt from United States federal income taxation and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss, (c) if the Carrying Value of any asset differs from its adjusted tax basis for United States federal income tax purposes, any gain or loss resulting from a disposition of such asset shall be calculated with reference to such Carrying Value, (d) upon an adjustment to the Carrying Value of any asset (other than an adjustment in respect of depreciation), pursuant to the definition of Carrying Value, the amount of the adjustment shall be included as gain or loss in computing such taxable income or loss, (e) if the Carrying Value of any asset differs from its adjusted tax basis for United States federal income tax purposes the amount of depreciation, amortization or cost recovery deductions with respect to such asset for purposes of determining Profits and Losses shall be an amount which bears the same ratio to such Carrying Value as the United States federal income tax depreciation, amortization or other cost recovery deductions bears to such adjusted tax basis and (f) except for items in (a) above, any expenditures of the Company not deductible in computing taxable income or loss, not properly capitalizable and not otherwise taken into account in computing Profits and Losses pursuant to this definition shall be treated as deductible items.

"Related Party" means, in respect of each Member, (a) any Immediate Family in respect of such Member or (b) any Affiliate of such Member (or an Affiliate of such Immediate Family).

"SEC" means the United States Securities and Exchange Commission.

"Selling Member" has the meaning set forth in Section 8.01(a).

"Subsidiary" means, with respect to any Person, a second Person of which such first Person owns, directly or indirectly, more than 50.0% of the outstanding shares of stock, other Equity Interests or voting securities, or other voting ownership or voting limited partner interests with the power to elect a majority of the board of directors (or comparable body) of such second Person; provided that ownership through fiduciary, trust, custodial or similar arrangements for the account of customers shall not constitute ownership of stock or other Equity Interests for purposes of this definition.

"Substituted Member" means a Transferee of any Unit who is admitted to all of the rights of a Member with respect to such Unit Transferred to it pursuant to ARTICLE VII.

"Tax Matters Partner" has the meaning set forth in Section 9.03.

"Tax Returns" means all returns, declarations, reports, estimates, information returns, statements and other documents (including any related or supporting information) required to be filed in respect of Taxes, including any claims for refunds of Taxes, and any amendments, supplements, schedules or attachments to any of the foregoing.

"Tax" or "Taxes" means any and all federal, state, local, foreign and other taxes, charges, fees, levies, customs duties or other assessments, including all net income, alternative or add-on minimum, gross income, gross receipts, unincorporated business tax, premium, estimated, sales, use, ad valorem, value-added, environmental, windfall, capital stock, property, transfer, franchise, profits, license, withholding, social security, payroll, employment, excise, severance, stamp, occupation, customs, duties and guaranty fund assessments, together with any interest, additions to tax, and penalties with respect thereto imposed by any Government Authority (whether or not disputed).

"Third-Party" means, with respect to any Member, any other Person (other than any other Member or any of their respective Affiliates).

"Transfer Notice" has the meaning set forth in Section 8.01(b).

"Transfer" means, with respect to any Unit, the direct or indirect sale, assignment, transfer, exchange or divestiture of any part or all of such Unit, whether or not for value (including by any Transfer by a parent entity of the holder of such Unit, including for the avoidance of doubt any Transfer of shares in Parent). A "Transferee" or "Transferor" (or similar words) means a Person that receives or makes a Transfer. For the avoidance of doubt, a pledge of any Unit to secure indebtedness of the holder of such Unit shall not constitute a Transfer of such Unit (it being understood and agreed that any pledged Units shall remain subject to the terms and provisions of this Agreement with respect to such Unit) unless such pledge is foreclosed upon by the applicable secured party.

"Treasury Regulations" means the income tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Unit" means a unit of ownership interest in the Company, entitling the holder thereof to the benefits to which a holder of a Unit is entitled and the obligations to which the holder is subject as such hereunder.

[Remainder of page intentionally left blank; signature pages to follow.]

IN WITNESS WHEREOF, the parties have entered into this Operating Agreement as of the date and year first above set forth.

CHARLOTTE'S CLOSET, LLC

By: ______________________

Name: Jennifer Lane Farmar

Title: President

[*Signature Page to the Charlotte's Closet, LLC Operating Agreement*]

CHARLOTTE'S CLOSET HOLDINGS, INC.

By:

Name: Jennifer Lane Forman

Title: President



Barry Lane

CHARLOTTE'S CLOSET INVESTOR HOLDCO, LLC



By: _____
Name: Jon Spencer
Title: Managing Member

As of February 22, 2016

SCHEDULE I

List of Members and Percentage Interests

Member Name	Class A Units	Class B-1 Units	Class B-2 Units	Class C Units	Percentage Interest
Barry Lane	0	1	0	0	0%
Charlotte's Closet Holdings, Inc.	0	0	1,500,000	0	60%
Charlotte's Closet Investor Holdco, LLC	1,000,000[1]	0	0	0	40%
TOTAL:	1,000,000	1	1,500,000	0	100%

[1] After giving effect to the subscriptions contemplated by that certain Subscription Agreement, dated the date hereof, by and among the Company, Charlotte's Closet Investor Holdco, LLC and Parent. Additional Class A Units issued pursuant to Section 10.05(c) or Section 10.06(a) shall automatically increase this figure and thus the applicable Percentage Interest of Charlotte's Closet Investor Holdco, LLC.